Exhibit 99.1

Jiayin Group Inc. Announces Change of Auditor

SHANGHAI, China, December 20, 2023 (GLOBE NEWSWIRE) -- Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as the Company’s independent registered public accounting firm. On December 18, 2023 (the “Dismissal Date”), the Company dismissed Marcum Asia CPAs LLP (“MA”). The audit committee and the board of directors (the “Board”) of the Company have both approved the change of the Company’s independent auditor.

MA has served as the Company’s independent registered public accounting firm since 2021, and the reports of MA on the Company’s consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During each of the years ended December 31, 2021 and 2022, and in the subsequent interim period through the Dismissal Date, there has been no (i) disagreements between the Company and MA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of MA would have caused them to make reference to the disagreements in their audit reports, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F other than the material weaknesses identified as of December 31, 2021 and 2022, respectively, as reported in the Company’s 2021 and 2022 annual reports on Form 20-F filed with the U.S. Securities and Exchange of Commission (the “SEC”) on April 29, 2022 and April 28, 2023, respectively.

The audit committee discussed the reportable events mentioned above with MA. MA is authorized to fully respond to the inquiries of Deloitte on the reportable events.

During the Company’s fiscal years ended December 31, 2021 and 2022 and until the engagement of Deloitte, neither the Company nor anyone on its behalf has consulted with Deloitte on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Deloitte which Deloitte concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided MA with a copy of the disclosures contained in this Form 6-K, and has requested MA to furnish a letter addressed to the SEC stating whether MA agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from MA is filed as Exhibit 99.2 to this Form 6-K.

The Board would like to express its sincere gratitude to MA for its professionalism and quality of services rendered to the Company over the past years. The Company is working closely with Deloitte and MA to ensure a seamless transition.

Exhibit 99.1

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayin-fintech.com/.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Exhibit 99.1

For investor and media inquiries, please contact:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com